NEWALTA
Better ways to manage waste




06010353

January 9, 2006

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

SUPPL

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Press Release dated January 6, 2006.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND



Took Whiteley
General Counsel

TBW:yz
Encl.

PROCESSED
JAN 23 2006
THOMSON FINANCIAL


SEC MAIL PROCESSING
RECEIVED
JAN 18 2006
WASH. D.C.
209
SECTION

NEWALTA CORPORATION
1200, 333 – 11 Avenue S.W.
Calgary, AB T2R 1L9

TEL 403.266.6556
FAX 403.262.7348
WEB www.newalta.com

File No. 82-34834

NEWALTA

NEWS RELEASE
For Immediate Release
TSX Trading Symbol: NAL.UN

Newalta Completes Acquisition in Ontario

CALGARY, Alberta, Canada, January 6, 2006 – Newalta Income Fund ("Newalta") today announced it has completed the previously announced acquisition of PSC Industrial Services Canada Inc. ("PSC Industrial Canada") for $110 million cash.

"This acquisition provides our strategic entry into Ontario and markets throughout eastern Canada. The experienced and talented management team and staff along with the integrated network of facilities have delivered consistent, stable and profitable performance. During 2006, we will be focused on growing the business and meeting the needs of customers," said Al Cadotte, Newalta's President and Chief Executive Officer. "Including this acquisition, we have invested approximately $230 million in internal growth capital and acquisitions over the past 12 months. We are currently finalizing our capital budget for 2006 which we will be disclosing shortly."

The estimated total acquisition cost of PSC Industrial Canada, including assumed liabilities and closing costs, is $118 million. The acquisition has been financed from a new senior credit facility arranged through a syndicate of four Canadian chartered banks that consists of a $200 million extendible, revolving term facility and a $70 million non-revolving term facility due in 180 days.

The acquired business is being integrated into Newalta and will operate as Newalta Industrial Services Inc. The operations in Ontario form the Central division in the Newalta organization and will be managed by J. Craig Wilkie in his role as Vice President, Central. Mr. Wilkie joined Newalta in 1993 after working extensively in central and eastern Canada in the industrial waste management industry. He was Vice President of Newalta's Industrial division from 1993 to 2001 and Vice President, Business Development since 2001.


SEC MAIL PROCESSING
RECEIVED
JAN 18 2006
WASH. D.C.
209
SECTION

Newalta Income Fund has delivered dynamic profitable growth and generated average revenue growth of 30 percent per year since 1993. This growth has come equally from internal growth projects and acquisitions. Newalta is focused on adapting technologies to maximize the value inherent in industrial waste through the recovery of saleable products and recycling, minimizing the need for disposal. With 1,400 talented people and an integrated network of 56 facilities, Newalta provides innovative solutions to a broad customer base of national and international corporations in a range of industries, including automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, and transportation services. Based on a track record of exceptional customer service, safe operations and environmental stewardship, Newalta has been extending its leadership position into new service sectors and geographic markets from coast to coast.

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For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance and Chief Financial Officer
(403) 206-2684
www.newalta.com